                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No.13)



                                   WSMP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   929330 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             CHARLES F. CONNOR, JR.
                              3238 WEST MAIN STREET
                         CLAREMONT, NORTH CAROLINA 28610
                                 (704) 459-0821
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 7, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               (Page 1 of 7 Pages)
                         (continued on following pages)

------------------------------                      ----------------------------
                                       13D
    CUSIP No. 929330 10 8                                Page 2 of 7 Pages

------------------------------                      ----------------------------

=================================================================================================================
    1      NAME OF REPORTING PERSON                                                       Charles F. Connor, Jr.
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                        ###-##-####

-----------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)[ ]

                                                                                                          (b)[ ]
-----------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*                                                                                   PF

-----------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]


-----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                   United States

-----------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF                                                                                             100,000
    SHARES       ------------------------------------------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
   OWNED BY                                                                                                    0
     EACH        ------------------------------------------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                                                               100,000
     WITH        ------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                                                               0
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                         100,000
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                            2.8%
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                                                              IN
=================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of WSMP, Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive office is 1 WSMP Drive, Claremont, North Carolina 28610.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Charles F. Connor, Jr.

         (b) The business address of Mr. Connor is 3238 West Main Street, Claremont, North Carolina 28610.

         (c) Mr. Connor's present principal occupation is as Chairman of Sagebrush, Inc., located at 3238 West Main Street, Claremont, North Carolina 28610. Sagebrush, Inc. owns and operates 33 "Sagebrush Steakhouse & Saloon" restaurants in North Carolina, South Carolina, Tennessee and Virginia.

         (d) During the past five years Mr. Connor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Connor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Connor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Connor is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Company issued 102,377 shares of Common Stock to Mr. Connor in 1973 in consideration for transfer of his share of a restaurant business, including inventory, fixtures, land and goodwill. Since that time, Mr. Connor has purchased additional shares of Common Stock from time to time through Company employee stock purchase plans, with personal funds, and with the proceeds of bank loans. Information with respect to such purchases, as well as sales of Common Stock made by Mr. Connor from time to time, have been previously reported on Mr. Connor's original Schedule 13D and amendments 1 through 12 thereto.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Connor acquired the shares of Common Stock for investment purposes.

         On November 14, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sagebrush, Inc., a North Carolina corporation ("Sagebrush"), WSMP Acquisition, Inc., a North Carolina corporation and wholly-owned subsidiary of WSMP ("Sub"), Mr. L. Dent Miller (a director, executive officer and substantial shareholder of Sagebrush) and Mr. Connor. Pursuant to the Merger Agreement, Sub will merge with and into Sagebrush (the "Merger"), and each share of Sagebrush Common Stock, other than shares held by dissenting shareholders, will be converted into the right to receive .3214 shares of Common Stock, subject to adjustment in the event the average closing price of the Common Stock for a specified period prior to the closing of the Merger is greater than $23.34 or less than $21.78.

         Mr. Connor is a director and executive officer of Sagebrush and is currently the beneficial owner of 1,582,241 shares of Sagebrush Common Stock. If there is no adjustment to the exchange ratio of .3214, such shares would be converted into approximately 508,532 shares of Common Stock.

         The Merger is subject to customary conditions to closing (including approval by the shareholders of Sagebrush and WSMP, with respect to which meetings are scheduled for January 27, 1998).

         Except as set forth in this Item 4 and elsewhere in this Statement, Mr. Connor has no plans or proposals which relate to or would result in (a) the acquisition by Mr. Connor of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

         Depending upon market conditions and other investment considerations, Mr. Connor may from time to time (a) purchase additional securities of the Company through open-market purchases or otherwise or (b) sell securities of the Company in the open market, pursuant to Rules 144 and 145 or in privately placed transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the transactions described in Item 5(c) below (but excluding any shares Mr. Connor would acquire in connection with the Merger), Mr. Connor is the owner of 100,000 shares of Common Stock, representing approximately 2.8% of the Company's currently outstanding Common Stock. The percentages calculated in this Item 5 are based upon 3,633,914 shares of Common Stock outstanding as of January 7, 1998 as reported on the Registration Statement on Form S-4 filed with the Commission on January 14, 1998.

         (b) Mr. Connor has sole voting and dispositive power with respect to the 100,000 shares of Common Stock he beneficially owns.

         (c) Other than as described below, Mr. Connor has not effected any transaction in shares of Common Stock since filing Amendment No. 12 to this
Schedule 13D on February 25, 1994.

         On June 13, 1997, Mr. Connor sold, in an open market transaction, 125,000 shares of Common Stock at a price of $8.00 per share.

         On October 7, 1997, Mr. Connor sold, in an open market transaction, 75,000 shares of Common Stock at a price of $20.00 per share.

         After giving effect to the transactions described in this Item 5(c), the beneficial ownership of the securities of the Company by Mr. Connor is as set forth in Item 5(a) above.

         (d) No person other than Mr. Connor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among Mr. Connor and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          January 23, 1998


                                          /s/ Charles F. Connor, Jr.
                                          --------------------------
                                          Charles F. Connor, Jr.